                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   February 28, 2009
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 11

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                           Build-A-Bear Workshop, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    120076104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               PAGE 1 OF 10 PAGES

----------------------                                    ---------------------
CUSIP No. 120076104                 13G                   Page  2  of  10 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None,  except  through its indirect,  wholly-owned  subsidiaries,  MFC
          Global Investment  Management (U.S.A.) Limited, John Hancock Advisers,
          LLC and John Hancock Life Insurance Company
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See line 9 above.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 2 OF 10 PAGES

----------------------                                    ---------------------
CUSIP No. 120076104                 13G                   Page  3  of  10 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.A.) Limited

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             7,335
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 7,335
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,335
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.04%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 3 OF 10 PAGES

----------------------                                    ---------------------
CUSIP No. 120076104                 13G                   Page  4  of  10 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             196,010
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             196,010
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           196,010
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.96%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 4 OF 10 PAGES

----------------------                                    ---------------------
CUSIP No. 120076104                 13G                   Page  5  of  10 Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Life Insurance Company

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Commonwealth of Massachusetts
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              75,077
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             75,077
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           75,077
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.37%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 5 OF 10 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                Build-A-Bear Workshop, Inc.

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                1954 Innerbelt Business Center Drive
                St. Louis, Missouri 63114

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited ("MFC Global"), John Hancock Advisers, LLC ("JHA") and John Hancock Life Insurance Company ("JHLICO").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC and MFC Global are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5; and JHA and JHLICO are located at 601 Congress Street, Boston, Massachusetts 02210.

   Item 2(c)    Citizenship:
                MFC and MFC Global are organized and exist under the laws of Canada.
                JHA is organized and exists under the laws of the State of Delaware.
                JHLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                120076104

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).

                MFC
                Global:  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

                JHA:     (e) (X) Investment  Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

                JHLICO:  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount   Beneficially   Owned:  MFC  Global  has  beneficial
                    ownership of 7,335 shares of Common Stock, JHA has beneficial ownership of 196,010 shares of Common Stock and JHLICO has beneficial ownership of 75,077 shares of Common Stock. Through its parent-subsidiary relationship to MFC Global, JHA and JHLICO, MFC may be deemed to have beneficial ownership of these same shares.


                               PAGE 6 OF 10 PAGES

               (b) Percent of Class: Of the 20,518,886 shares outstanding as of November 8, 2006, according to the issuer's quarterly report on form 10-Q for the period ended September 30, 2006, MFC Global held 0.04%, JHA held 0.96%, and JHLICO held 0.37%. The aggregate percentage held as of December 31, 2006 by all reporting persons was 1.37%.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:
                        MFC  Global  and JHA each  has sole  power to vote or to
                        direct  the  voting  of  the  shares  of  Common   Stock
                        beneficially owned by each of them.

                   (ii) shared power to vote or to direct the vote:
                        JHLICO has shared power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

                   (iii)sole power to dispose or  to direct the disposition of:
                        MFC  Global  has sole  power to dispose or to direct the
                        disposition   of  the   shares   of   Common   Stock  it
                        beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        JHA and JHLICO each has shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

   Item 5       Ownership of Five Percent or Less of a Class:
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following {X}.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               PAGE 7 OF 10 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 7, 2007         Title:   Attorney in Fact*


                                MFC Global Investment Management (U.S.A) Limited


                                By:      /s/ Gordon Pansegrau
                                Name:    Gordon Pansegrau
Dated: February 7, 2007         Title:   General Counsel, Chief Compliance
                                         Officer & Secretary


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 7, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                John Hancock Life Insurance Company


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 7, 2007         Title:   Attorney in Fact**


* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.

** Signed pursuant to a Power of Attorney dated January 31, 2007 included as Exhibit B to this Schedule 13G.


                               PAGE 8 OF 10 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, John Hancock Advisers, LLC and John Hancock Life Insurance Company agree that the Terminated Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Common Stock of Build-A-Bear Workshop, Inc., is filed on behalf of each of them.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 7, 2007         Title:   Attorney in Fact*


                                MFC Global Investment Management (U.S.A) Limited


                                By:      /s/ Gordon Pansegrau
                                Name:    Gordon Pansegrau
Dated: February 7, 2007         Title:   General Counsel, Chief Compliance
                                         Officer & Secretary


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 7, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                John Hancock Life Insurance Company


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 7, 2007         Title:   Attorney in Fact**


* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.

** Signed pursuant to a Power of Attorney dated January 31, 2007 included as Exhibit B to this Schedule 13G.


                               PAGE 9 OF 10 PAGES

EXHIBIT B

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Emanuel Alves, Lynn Dyer and Scott A. Lively, and each of them, with full power to act without the others, its true and lawful attorneys-in-fact and agents, with full power of substitution, for it and in its name, place and stead, in any and all capacities, to sign any and all instruments, schedules, certificates, agreements and documents, and amendments to the foregoing, that may be necessary, desirable or appropriate to be executed on its behalf, pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

     IN WITNESS WHEREOF, this power of attorney has been signed as of the 31st day of January, 2007.




                                  John Hancock Life Insurance Company



                                  By:  /s/  Warren A. Thomson
                                       Name: Warren A. Thomson
                                       Title: Executive Vice President and Chief
                                       Investment Officer - US Investments







                               PAGE 10 OF 10 PAGES